

March 21, 2016

Mail Stop 4561

Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re:** **iDreamSky Technology Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **File No. 005-88636**
> **Filed March 11, 2016**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated March 4, 2016.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet

Support Agreement, page 6

1. We note your response to prior comment 1 regarding your analysis as to why Shipshape, Redpoint, and LC Fund are not filing persons to the going-private transaction despite being your affiliates and participating in the Support Agreement to vote in favor of the merger. Please clarify the role of your officers and/or directors, Messrs. Jeffery Lyndon Ko (Shipshape), David Yuan (Redpoint), and Erhai Liu (LC Fund), with each of these

affiliates and discuss what their continuing role will be with iDreamSky, its subsidiaries, and the newly formed Holdco after the merger. We may have additional comments.

Purposes and Effects of the Merger, page 9

2.   Refer to prior comment 5. Revise this section to adequately summarize the purposes for the merger. For example, on page 59, you disclose that the reason for the merger and going-private transaction is due to short-term volatility of earnings due to market challenges, the need for strategies to achieve long-term profitability, and the greater flexibility and effectiveness of implementing these strategies in a private company structure. Please revise accordingly.

Background of the Merger, page 27

3.   We note your response to prior comment 6 regarding the events leading up to Mr. Chen submitting a preliminary merger proposal to the board on June 13, 2015. While you indicate that Mr. Chen had been "considering" an offer since the beginning of June 2015, please describe the material steps and communications he undertook prior to the preliminary merger proposal. For example, please clarify how he determined the $14 per ADS proposal price.

4.   With respect to prior comment 9, the Special Committee directed Shearman & Sterling and Duff & Phelps on June 26, 2015 to contact Tencent and Kirkland & Ellis with regards to Tencent's position as to the proposed merger. Your revisions on page 30 indicate that Shearman & Sterling contacted Kirkland & Ellis, which informed them that Tencent was participating in the going-private transaction as a member of the Buyer Group. On page 30, your revised disclosure indicates that Mr. Ma, your board member affiliated with Tencent, told Special Committee member Ms. Lu that Tencent was participating as a member of the Buyer Group and "not in any alternative transaction." Please clarify whether any of the representatives of the Special Committee, including Duff & Phelps, proposed to Tencent an alternative transaction. If so, please describe any alternative transaction that was proposed and rejected by Tencent or its affiliates.

5.   We note your response to prior comment 11 regarding the Duff & Phelps update provided on December 23, 2015 described on page 34. Please revise to clarify whether the "preliminary valuation analysis" included a preliminary range for fair value, and if so, if it differed from the ranges provided in the final opinion. If so, please include a summary of that range in the revised disclosure document.

Certain Financial Projections, page 44

6.   We note your response to prior comment 16 concerning your management assumptions underlying their financial projections. Please revise to provide more details of what your

management's expectations were as to growth of the smartphone market in the PRC and elsewhere and level of channel costs and content provider costs. If management provided Duff and Phelps quantitative figures, please disclose them in this section.

Financing, page 63

7.   We note your response to prior comment 22 regarding the upfront fees that are to be paid to your Debt Financing Sources. In light of the fact that the "Fee Letter" described in Section 5.6(c) of your Debt Commitment Letter contains material terms of your prospective debt commitment, please file the Fee Letter as an Exhibit pursuant to Item 1016(b) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 110

8.   We note your response to prior comment 25 regarding the beneficial ownership of shares of iDreamSky held by a member of your Buyer Group, Greenwoods. Your response indicates that Greenwoods does not hold investment or voting power over the shares owned by Greenwoods Fund. Please provide us an analysis as to why Greenwoods and/or its control person, Jinzhi Jiang, do not hold investment and/or voting power over the shares held by Greenwoods Fund. Your analysis should include a description of how Mr. Jiang holds indirect control over Greenwoods Funds and identify any natural persons who hold investment and/or voting power of the iDreamSky shares held by the Greenwoods Fund.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Paul Strecker, Esq.
Shearman & Sterling